Mail Stop 3561
      February 3, 2006

James H. Disher, President
Banner Resources Inc.
3990 Warren Way
Reno, NV 89509

      Re:	Banner Resources Inc.
      Amendment Two to Registration Statement on Form SB-2
      Filed January 18, 2005
		File No. 333-128586

Dear Mr. Disher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

Note 3.  Mineral Properties, page F-9
1. We note your response to comment 5 in our letter dated November 23, 2005. Our comment requested clarification of your disclosure concerning the agreement dated February 1, 2005 to acquire a 100% interest in several mineral claims. In this regard, please disclose the date you completed the acquisition, the purchase cost recorded and the line item on the balance sheet where you have reflected the cost of the assets acquired.  Please expand your disclosure to more
clearly explain the nature of the additional consideration to be paid
in the form of an annual royalty payment of $25,000 and your accounting treatment in GAAP for these payments. Refer to paragraphs
25 through 34, and paragraphs 51(f) and 51(h) of SFAS 141.
***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or in his absence, Mike Moran, Accounting Branch Chief, at
(202)
551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.



      					Sincerely,


      					H. Christopher Owings
      Assistant Director



cc: 	David Smalley
	Fraser and Company LLP
      Via Fax (604) 669-5791

James H. Disher
Banner Resources Inc.
February 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE